

Mail Stop 3030

April 3, 2009

VIA U.S. MAIL and FACSIMILE: (610) 688-3641

Mr. Robert M. O'Connor
Chief Financial Officer and Principal Accounting Officer
Escalon Medical Corp.
435 Devon Park Drive, Building 100
Wayne, PA 19087

> **RE: Escalon Medical Corp.**
> **Form 10-K for the year ended June 30, 2008**
> **Filed September 29, 2008**
> **File No. 000-20127**

Dear Mr. O'Connor:

We have reviewed your filings and correspondence dated March 17, 2009 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended December 31, 2008
Note 7. Biocode Hycel Acquisition, page 12

1.   We note your response to the prior comment in our letter dated March 3, 2009
        where you conclude that the Biocode Hycel or BHH transaction was a purchase of
        assets rather than the purchase of a business. To help us better understand the
        analysis you performed following the guidance in EITF 98-3, please address the
        following:

        •   Tell us whether the nature of the revenue-producing activity of the component
            will generally remain the same as before the transaction. We note the
            discussion in Exhibit 99.1 to the Form 8-K dated December 31, 2008 that in
            fiscal 2008 the acquired Hematology business had annual revenues of
            approximately $5.8 million.

        •   Tell us whether the BHH business was previously a separate entity,
            subsidiary, division or product line.

        •   Tell us whether the physical facilities, distribution system, sales force,
            production techniques, operating rights or trade names remain the same after
            the acquisition.

        •   Provide us with the amount of income from continuing operations reported by
            BHH in fiscal 2008.

2.   Tell us when you reached your conclusion that the BHH transaction was a
        purchase of assets, since we note contradictory statements included in some of
        your documents filed after the transaction. We note, for example, that on page 12
        of the December 31, 2008 Form 10-Q you disclosed that pro forma statement of
        operations data for fiscal 2008 and fiscal 2007 do not include BHH operations and
        assets as they are not material. We note that those pro forma financials would
        only be required for the purchase of a business. Further, we note the disclosures in
        the Form 8-K dated December 31, 2008 and section 2 of the "Agreement For The
        Sale Of A Business As A Going Concern" filed as Exhibit 10.4 of your December
        31, 2008 Form 10-Q which discuss the operations acquired as a business. Please
        reconcile these statements with your conclusions under EITF 98-3.

                                        *****

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide marked copies of your amendment to expedite our review. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief